UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
January 20, 2010

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	-------------------	--------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 (e): Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 20, 2010, the Compensation Committee of the Board of Directors of Washington Trust Bancorp, Inc. approved a modification to the cash incentive plan that covers a Named Executive Officer ("Wealth Management Business Building Incentive Plan" or "Plan").

A copy of the Plan is filed as Exhibit 10.1 hereto and is hereby incorporated by reference.

Item 9.01 Financial Statements and Exhibits.

    (c)   Exhibits.

<u>Exhibit No.</u>   <u>Exhibit</u>

10.1   Amendment to Wealth Management Business Building Incentive Plan*

_____

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: January 22, 2010

By: /s/ David V. Devault

David V. Devault
Executive Vice President, Chief Financial Officer and Secretary

Exhibit 10.1

**2010 WEALTH MANAGEMENT
BUSINESS BUILDING INCENTIVE PLAN**

The primary responsibility of the Executive Vice President of Wealth Management is to increase revenues from the Wealth Management business line. The intent of this incentive plan is to reward as the Wealth Management division meets and exceeds performance targets.

INCENTIVE STRUCTURE

There is a target payment of $180,000, with range of 0% to 150% based upon actual performance.

Performance will be measured in terms of achieving targeted levels of pre-tax earnings, revenues, and net new assets under management, with each metric having equal weighting. Net new assets under management will be inclusive of all cash flows including, but not limited to, new business, solicited additions/upgrades, lost business, contributions, and distributions. This will be measured by taking the change in net assets under management, less market appreciation/depreciation and investment income. Pre-tax earnings results will be net of any payment under this or any other incentive plan.

Performance goals will be mutually agreed upon, and will likely represent at least 10% growth in pre-tax earnings and revenues over the prior year, and the net new assets under management needed to support that level of growth. Goals should be achieved through organic growth in the existing product lines, excluding any revenue or asset growth through acquisitions or mergers. Goals and/or results may be adjusted to reflect extraordinary events, including, but not limited to, acquisitions or mergers.

Performance will be assessed based upon the combined performance of the Wealth Management product lines including Washington Trust Investors, 1800 Asset Management, Weston Financial, and Client Services.

The plan payment is determined by assessing achievement of each metric individually against the performance grid below, and averaging the results. The target payment of $180,000 is multiplied by this average to determine final payment under the plan.

Performance vs. Plan	Payout as a % of Target
< 70%	0%
70% to 77.4%	25%
77.5% to 82.4%	50.0%
82.5% to 87.4%	62.5%
87.5% to 92.4%	75.0%
92.5% to 97.4%	87.5%
97.5% to 102.4%	100.0%
102.5% to 107.4%	112.5%
107.5% to 112.4%	125.0%
112.5% to 117.4%	137.5%
117.5% +	150%

If the Corporation is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the Federal securities laws, all participants will be required to reimburse the Corporation for any plan payment that would not have been earned based on the restated financial results.

PRINCIPAL PROVISIONS

Term of the Program
The term of this program is one year. This plan supersedes all previous plans for participants.

Eligible Participants
The Executive Vice President of Wealth Management is the only participant in this program. This incentive is in addition to his incentive under the Annual Performance Plan.

Administration
The Board of Directors has responsibility for establishing goals and determining plan payments. The Board has delegated responsibility for review of plan parameters, goals and payments to the Compensation and Human Resources Committee.

Plan payments will be determined by the Compensation and Human Resources Committee. Regardless of the actual award levels determined by the plan parameters, the Bank reserves the right to modify any award. The decisions of the Compensation and Human Resources Committee will be considered final, binding, and conclusive on all parties.

The Board of Directors and/or the Compensation and Human Resources Committee reserves the right to suspend, modify or terminate the plan at any time.

Individual Performance and Incentive Payments
An individual is expected to fully meet all major job requirements in order to qualify for incentive compensation. An individual is expected to be forthright and honest with regard to all items submitted in calculating incentive payments. Any intent to deceive or defraud can result in disciplinary action up to and including termination.

Compliance with all Bank and/or Department policies and procedures is essential. This includes, but is not limited to, the following of investment policies and the proper and timely documentation of all work. Any violation of Bank policy can result in loss of incentive compensation as well as loss in employment.

Payment
Incentive compensation will be paid as soon as practical after final results can be quantified. Participants must be active employees of The Washington Trust Company on the date that incentive payments are made in order to qualify for payment. However, employees who retire prior to the payment of the incentive will be eligible for incentives on a pro-rated basis. Employees who terminate employment with the Bank (for reasons other than retirement) prior to the date of payment will not be eligible to receive any payment from the Plan.

This is not a tax qualified plan, which means that all payments are subject to ordinary taxation. Participants may defer any or all of the Plan payment into The Washington Trust Company Nonqualified Deferred Compensation Plan.

Claims To Awards And Employment Rights
Eligibility to participate in this program does not confer any right on the participant to continue in the employ of the organization or limit, in any way, the right of the employer to terminate at will.